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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                   FUNCO, INC.
                            (Name of Subject Company)

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                                   FUNCO, INC.
                        (Name of Person Filing Statement)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

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                                    360762108
                      (CUSIP Number of Class of Securities)

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                                 DAVID R. POMIJE
                             10120 WEST 76TH STREET
                          EDEN PRAIRIE, MINNESOTA 55344
                                 (952) 946-8883
           (Name, Address and Telephone Number of Person Authorized to
   Receive Notice and Communications on Behalf of the Person Filing Statement)

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                                   COPIES TO:
                              PHILIP S. GARON, ESQ.
                               FAEGRE & BENSON LLP
                               2200 NORWEST CENTER
                             90 SOUTH SEVENTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 336-3000

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      [X] CHECK THE BOX IF THE FILING RELATES TO PRELIMINARY COMMUNICATIONS
              MADE BEFORE THE COMMENCEMENT DATE OF A TENDER OFFER.

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                            [Funco, Inc. Letterhead]

FOR IMMEDIATE RELEASE

CONTACT:
Stanley A. Bodine
President
Funco, Inc.
612-946-8883

                FUNCO RECEIVES REVISED ACQUISITION PROPOSAL FROM
                       BARNES & NOBLE AT $24.75 PER SHARE

MINNEAPOLIS, MN, April 26, 2000 -- Funco, Inc. (Nasdaq: FNCO) announced that it has received a written proposal from Barnes & Noble, Inc. to increase its proposed cash acquisition price for Funco to $24.75 per share. Barnes & Noble stated in its proposal that it would provide a binding offer to Funco by April 26, 2000 committing Barnes & Noble to the increased purchase price. Barnes & Noble proposed the increase following the announcement that Funco and Electronics Boutique Holdings Corp. had entered into an amendment to their March 31, 2000 definitive merger agreement that increased Electronics Boutique's per share acquisition price for Funco to $21.00 per share from its original $17.50 per share acquisition price. Funco is in discussions with Barnes & Noble regarding Barnes & Noble's revised proposal.

         Funco currently owns and operates 402 video game retail stores, that are predominately located in strip malls throughout the United States, and also operates an e-commerce division, located at http://www.funcoland.com.

         THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF FUNCO, INC. AT THE TIME AN OFFER IS COMMENCED FUNCO, INC. WILL FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE OFFEROR WILL FILE A TENDER OFFER STATEMENT WITH THE COMMISSION. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF FUNCO, INC. AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL


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ALSO BE AVAILABLE FOR FREE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.